VIA EDGAR AND FACSIMILE

June 13, 2006

Jim B. Rosenberg

Senior Assistant Chief Accountant

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mercury General Corporation
Form 10-K for the fiscal year ended December 31, 2005
Commission File No. 001-12257

Dear Mr. Rosenberg:

We are in receipt of the Staff’s letter dated May 19, 2006 with respect to the above-referenced Form 10-K of Mercury General Corporation (the “Company”). This letter is being provided in response to the comments raised by the Staff as set forth below.

As requested by the Staff’s letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company strives to provide to readers of its public filings disclosure that is clear, straightforward and meaningful, and that not only meets technical disclosure requirements of the applicable filing, but is informative and transparent. Through its Management’s Discussion and Analysis of Financial Performance and Results of Operations, the Company seeks to provide readers sufficient information to permit an understanding of the Company’s financial condition, changes in its financial condition and results of its operations. As mentioned above, it is the Company’s intention to provide full, complete and transparent disclosure in its public filings that provide an ample discussion and analysis of a Company’s business.

The Company’s responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Form 10-K for December 31, 2005

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 38

1.	We believe that your disclosure of the methodology for computing the loss and loss adjustment expense reserve by line of business could be improved. Please provide the following information in disclosure-type format.

•	Please expand your current disclosure to provide a more detailed description of the methodology used to compute your reserves by line of business. For example, this might include a discussion of the alternative models used, the strengths and weaknesses of each model, an explanation of why a specific model was ultimately chosen over the other models considered and an explanation of any differences between your actuarial best estimate and recorded reserves. In addition, include the following information:

•	Disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

•	Describe the nature and frequency of your procedures for determining management’s best estimate of loss reserves on both an annual and interim reporting basis.

•	Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

Response: The Company provides the following expanded disclosure of the Company’s methodology for computing the loss and loss adjustment expense reserves:

The Company performs its own loss reserve analysis and also engages the services of independent actuaries to analyze loss reserves. The Company analyzes loss reserves internally on a quarterly basis using primarily the incurred loss development, average severity and claim count development methods described below. The Company also uses the paid loss development method to analyze loss adjustment expense reserves and at times uses industry claims data as part of its reserve analysis. When deciding which methodologies to use in estimating its reserves, the Company and its actuaries evaluate the credibility of each methodology based on the maturity of the data available and the claims settlement practices for each particular line of business or coverage within a line of business. When establishing the reserve, the Company will generally analyze the results from all of the methods used rather than relying on one method over the others. While these methodologies are designed to determine the ultimate losses on claims under the Company’s policies, there is inherent uncertainty in all actuarial models since they generally use historical data to project outcomes. The Company believes that the techniques it uses provide a reasonable basis in estimating loss reserves.

The Company’s recorded reserve represents its best estimate as derived from the actuarial methodologies used. As with any actuarial estimates, there is uncertainty in the Company’s estimates of ultimate losses. This uncertainty comes from many factors which may include changes in claims reporting and settlement patterns, changes in the regulatory or legal environment, uncertainty over inflation rates and uncertainty for unknown items. The Company does not make specific provisions for these uncertainties, rather it considers them in establishing its reserve by looking at historical patterns and trends and projecting these out to current reserves.

The incurred loss development method analyzes historical incurred case loss (case reserves plus paid losses) development to estimate ultimate losses. The Company applies development factors against current case incurred losses by accident period to calculate ultimate expected losses. The incurred loss development method provides a good basis for evaluating ultimate losses, particularly in the Company’s larger, more established lines of business which have a long operating history.

The average severity method analyzes historical loss payments and/or incurred losses divided by closed claims and/or total claims to calculate an estimated average cost per claim. From this, the expected ultimate average cost per claim can be estimated. The claim count development method analyzes historical claim count development to estimate future incurred claim count development for current claims. The Company applies these development factors against current claim counts by accident period to calculate ultimate expected claim counts. The average severity method coupled with the claim count development method provide meaningful information regarding inflation and frequency trends that the Company believes is useful in establishing reserves.

The paid loss development method analyzes historical payment patterns to estimate the amount of losses yet to be paid. The Company primarily uses this method for loss adjustment expenses because specific case reserves are not established for loss adjustment expenses.

The Company’s independent actuaries perform a quarterly analysis for the Company’s California and Florida automobile insurance lines of business (which comprise approximately 75% of the Company’s business), and for all other lines of business on at least an annual basis. The Company’s independent actuaries use multiple estimation methods for most of the Company’s lines of business, depending on the particular facts and circumstances of the claim liabilities being evaluated. The Company considers the analysis performed by the independent actuaries when establishing its reserves.

For the Company’s automobile lines of business, the bodily injury (BI) reserves make up approximately 65% of the total reserve, material damage, including collision, comprehensive, and property damage (MD), reserves make up approximately 10% of the total reserve and loss adjustment expense reserves make up approximately 25% of the total reserve. The BI reserves account for such a large portion of the total because BI claims tend to close much slower than MD claims. The majority of the loss adjustment expense reserves consists of estimated costs to defend BI claims, so those reserves also tend to be paid slower than MD claims. There are generally not significant amounts of loss development on MD reserves because they close quickly.

The Company estimates IBNR reserves as the difference between its projection of ultimate losses and the payments the Company has made plus case-basis reserves established for those losses. Assumptions, estimates and other factors that may impact the Company’s ultimate losses are discussed among the Company’s management and its internal or independent actuaries, as the case may be, to determine the Company’s best estimate of ultimate losses. Through this process, the Company’s best estimate of ultimate reserves is recorded. The results of this analysis are shared quarterly with the members of the Audit Committee of the Company’s Board of Directors and KPMG, the Company’s independent auditor.

2.	You establish reserves to provide for ultimate developed costs based on various assumptions including, future claim frequency and severity. Please provide the following information in disclosure-type format.

•	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change over the periods presented.

•	Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors. This discussion should reconcile the historical changes, current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

Response: As addressed in response to Question 1, the Company makes no explicit provision for uncertainty in its reserves. For a discussion of the Company’s process for adjusting its reserve estimates based on trends and factors that develop, please see the discussion provided in response to Questions 4 and 5 regarding changes in the BI reserves and in response to Question 7 regarding changes in the Company’s reserve for loss adjustment expenses.

3.	The bodily injury inflation rate appears to be the most variable assumption used to determine the reserve for loss and loss adjustment expenses and appears to account for most of your prior year loss development. However, you indicate that other factors and assumptions are used to estimate reserves. Please describe more fully and quantify the other underlying factors and assumptions that serve as the basis for preparing your reserve estimate. Provide this information in disclosure-type format.

Response: As mentioned in response to Question 1, BI reserves account for approximately 65% of the Company’s total reserve and inflation is the primary factor that impacts reserve development. How the Company evaluates BI reserves and changes in inflation is detailed in response to Questions 1 and 4. Loss adjustment expense reserves account for approximately 25% of the total reserve and the Company’s process for establishing loss adjustment expense reserves is detailed in response to Questions 1 and 7. Individually, the Company’s other lines and coverages are relatively immaterial and therefore it is unlikely that these will experience any significant amount of loss development. In addition to the foregoing, the Company provides the following disclosure regarding its process for establishing reserves in states without significant operating history and for establishing reserves for catastrophes:

The Company uses some different methods and assumptions in states with little operating history where the Company has insufficient claims data to prepare a reserve analysis relying solely on Company historical data. In these cases, the Company may project ultimate losses using industry average loss data or based on expected loss ratios. As the Company develops an operating history in these states, the Company will rely increasingly on the incurred loss development and average severity and claim count development methods.

The Company analyzes hurricane catastrophe losses separately from non-catastrophe losses. For these losses, the Company determines claim counts based on claims reported and development expectations from previous storms and applies an average expected loss per claim based on reserves established by adjusters and average losses on previous storms.

4.	You disclose that reduction in bodily injury inflation rate assumptions for the 2003 and 2004 accident years constituted more than half of the reserve redundancy released in 2005. This assumption appears to be highly variable, evidenced by the revision of your bodily injury inflation assumptions for the 2004 accident year from positive 1% at December 31, 2004 to negative 4% at December 31, 2005. In view of this variation, please provide an expanded description in disclosure-type format of the process for revising this critical assumption as follows:

•	A more detailed description of the bodily injury costs covered under your automobile insurance policies. Describe any restrictions or exclusions.

•	A more detailed definition of your medical cost inflation assumptions (e.g. a one year or multiple year assumption).

•	A description of your methodology for computing medical cost inflation rates,

•	The key assumptions used in this calculation.

•	The factors that caused variability in this assumption for each period presented.

•	A description of the internal and external data utilized in your analysis and revision of this assumption.

•	Any provisions for uncertainty that are built into this assumption.

•	Explain why the bodily injury inflation rate can vary so significantly between accident years (e.g. 9% on the 2001 accident year at December 31, 2003 versus negative 4% on the 2004 accident year at December 31, 2005).

•	Ensure your disclosure justifies the timing of such changes in assumptions, such as why the change occurred in the periods that it did and was not required in earlier periods.

•	This discussion should reconcile the current assumption for bodily injury inflation to your past loss experience as reflected in the changes in the prior year estimates, your expectation of emerging trends and your provision for uncertainty.

Response: The Company has examined SEC filings of competitors and notes that at least two very similar competitors (personal auto underwriters) have experienced similar positive development on their reserves. In 2005, the Company experienced development of 5.3% on prior year-end reserves of $887 million, one of the competitors experienced development of 7.2% on prior year-end reserves of $4.9 billion and the other competitor experienced development of 5.5% on prior year-end reserves of $489 million. The Company provides this to show that other competitors, who also use sophisticated actuarial techniques, are experiencing similar reserve development. In addition, the Company notes the Staff’s comment and provides the following expanded description of the Company’s process for revising BI inflation rate assumptions:

BI loss reserves are generally the most difficult to estimate because they take longer to develop than most of the Company’s other coverages because cases involving BI generally take longer to resolve. The Company’s BI policy covers injuries sustained by any person other than the insured, except in the case of uninsured motorist and underinsured motorist BI coverage, which covers damages to the insured for BI caused by uninsured or underinsured motorists. BI payments are primarily for medical costs. The Company’s California personal automobile policy has a number of customary exclusions for BI coverage including injuries incurred in vehicles used for commercial purposes; injuries caused by intentional acts; liability to which insurance is or can be afforded under a nuclear energy policy; liability arising out of the operation of farm machinery; liability imposed upon or assumed under any workers’ compensation law; BI to a fellow employee of an insured injured in the scope and course of his or her employment; liability to any person or to an agent or employee thereof, employed or otherwise engaged in the automobile business with respect to any accident arising out of the maintenance or use of a motor vehicle in connection therewith; liability for BI to an insured whenever the ultimate benefits of that indemnification accrue directly or indirectly to an insured, including those persons who would otherwise have been included within this policy’s definition of an insured but who were excluded from coverage while operating or using a motor vehicle, to a non-owned automobile while used in any business or occupation except a private passenger or utility automobile, operated by the named insured, a private chauffer, domestic servant, or a trailer used therewith; liability occurring while a motor vehicle is being operated in a pre-arranged contest or competitive event; liability assumed by the insured under contract; liability incurred in the loading and unloading of any motor vehicle (but this exclusion does not apply to the named insured, a relative, a lessee or bailee of the motor vehicle, or an employee of such person); liability arising out of or in the course of his or her employment; and liability incurred as a result of the actual, alleged or threatened discharge, disposal, release or escape of pollutants while any insured vehicle is being used for purposes of transporting any pollutants. The Company has not made any recent material changes to the terms and conditions of its coverage.

The following table represents the typical closure patterns of BI claims in the California automobile insurance coverage that accounts for the majority of the Company’s loss development:

	Claims Closed	% of total dollars paid
BI claims closed in the accident year reported	35% to 40%	15%
BI claims closed one year after the accident year reported	75% to 80%	60%
BI claims closed two years after the accident year reported	93% to 97%	90%
BI claims closed three years after the accident year reported	97% to 99%	98%

Claims that close during the initial accident year reported are the smaller, less complex claims that settle, on average, for approximately $2,000 to $2,500 whereas the average settlement, once all claims are closed in a particular accident year, is approximately $7,000. The Company creates incurred loss triangles to estimate ultimate losses utilizing historical reserving patterns and evaluates the results of this analysis against its frequency and severity analysis to establish BI reserves. The Company may from time to time adjust development factors to account for trends it sees in loss severity.

In general, when establishing reserves, the Company expects that trends will continue. Furthermore, the Company believes that costs tend to increase, which is generally consistent with historical data, and therefore the Company believes that it is more reasonable to expect inflation rather than deflation. Therefore, the Company requires a high degree of certainty when establishing reserves that are not consistent with recent historical trends or reserves indicating deflation. For California BI costs, the trend from accident year 1998 through 2002 had been inflationary ranging between 1% and 8%.

At year-end 2004, the Company’s reserve estimates reflected approximately 1% inflation on the 2003 and 2004 accident years. In establishing these reserves, the Company primarily used the incurred loss development method, previous recent accident years’ severity trends and the average losses paid on closed claims during prior accident year. Given that the Company had recently experienced modest inflation, the Company established reserves that continued to reflect the trend in its expectation of the ultimate losses.

At year-end 2005, the Company reduced its BI reserve estimates to reflect deflation of 1% on the 2003 accident year and 4% on the 2004 accident year. At year-end 2005, the Company estimates that approximately 75% of the 2004 accident year claims were closed, an increase from only 39% at year-end 2004. The average paid losses on the closed 2004 accident year claims at year-end 2005 decreased by approximately 9% compared to the average on the 2003 accident year at year-end 2004. Since a large percentage of the accident year 2004 claims are now closed and the costs are declining, the Company believes that this is a strong indication that the ultimate average costs for claims occurring in the 2004 accident year will be less than those occurring in accident year 2003.

Many potential factors can affect the BI inflation rate, including: a reduction in litigated files, more timely handling of claims, safer vehicles and higher gasoline prices; however, whether these factors actually impacted BI losses, and by what magnitude that impact may have been, is unknown. The Company also cannot determine whether this is the start of a deflationary trend that will continue. The Company believes that inflation is more normative than deflation and therefore does not believe that it is likely that deflation will continue, although the possibility does exist. The Company’s data shows that average paid losses on closed claims for the 2005 accident year were approximately the same at year-end 2005 as average paid losses for the 2004 accident year at year-end 2004 which gives some indication that additional deflation may be unlikely in the future.

5.	Your sensitivity analysis on page 40 could be improved. For example, we were unable to correlate the $41 million reserve release with the actual percentage reductions in this assumption between December 31, 2003 and 2004 and your sensitivity metric (i.e. the impact per 1% change). Also, your explanation of the “compounding effect” arising from each percentage point change in the inflation rate assumption is unclear. Please provide a clarification of this example in disclosure-type format, explaining this “compounding effect” more fully and a discussion that reconciles this sensitivity analysis to the actual change in your prior year reserve estimate. In addition, describe your basis for establishing that the 1% change was “reasonably likely” to occur in the future. We note that your actual experience appears to vary from this assumption.

Response: The Company notes the Staff’s comment and provides the following expanded sensitivity analysis:

Changes in the BI inflation rate have an impact on incurred losses. The following table demonstrates that effect for the Company’s California automobile line of business:

Accident Year	Inflation Rate Decrease	Development Related to 2002 Inflation Decrease	Development Related to 2003 Inflation Decrease	Total Development Related to 2002 and 2003 Inflation Decreases
2003	6%	$13 million	$16 million	$29 million
2002	5%	$12 million	NA	$12 million
TOTAL		$25 million	$16 million	$41 million

In the table above, “NA” means not applicable; “Inflation Rate Decrease” is the change in the inflation rate at 12/31/2004 as compared to 12/31/2003; and the three “Development” columns show the effect on loss development from the change in the 2002 inflation rate, the change in the 2003 inflation rate and the total change in the inflation rate.

At December 31, 2003, the Company’s reserves reflected an estimated 6% inflation rate for the 2002 accident year and an estimated 7% inflation rate for the 2003 accident year. At December 31, 2004, the Company had reduced its inflation estimate for the 2002 accident year by 5 percentage points to 1% and for the 2003 accident year by 6 percentage points to 1%.

The 6 percentage point decrease in the inflation rate for the 2003 accident year impacted loss development for the year ended December 31, 2004 by approximately $16 million. The 5 percentage point decrease in the inflation rate for the 2002 accident year impacted loss development for the year ended December 31, 2004 by approximately $12 million. Because the 2003 accident year reserves were based on the 6% inflation rate estimated at December 31, 2003 for the 2002 accident year, the 5 percentage point decrease in the inflation rate for the 2002 accident year also impacted loss development for the year ended December 31, 2004 related to the 2003 accident year reserves by approximately $13 million. Looking forward, in general any change in the inflation rate for a particular accident year without inflation rate changes to the previous accident year’s inflation rates will impact incurred losses for that particular accident year only. However, should the inflation rate in previous accident years change, then the impact in subsequent accident years will include the impact of the inflation rate changes for all of the previous accident years thus causing the compounding effect. Based on the Company’s 2004 accident year, a 1 percentage point change in inflation rate impacted the Company’s incurred losses by approximately $2.5 million. However, the inflation rate can change significantly in any given year, and the impact of any such change on the Company’s incurred losses in the future may be more or less than $2.5 million depending on the total claims reported and the estimated severity of such claims.

6.	Please provide in disclosure-type format a sensitivity analysis for such other factors and assumptions similar to that provided for bodily injury inflation or tell us if the loss experience related to these other factors and assumptions does not materially impact your prior year loss development.

Response: The Company notes the Staff’s comment and provides the following sensitivity analysis for other factors and assumptions used by the Company for BI inflation:

The Company’s experience has shown the determination of BI inflation is the largest factor contributing to prior period loss development. Since automobile damage claims are generally reported fairly quickly, estimating the number of claims tends to be easier than estimating the average cost per claim. Therefore, estimating inflation is generally the only factor that significantly impacts prior year loss development. However, it is possible that other factors, such as an acceleration or deceleration in the reporting patterns of claims could have an impact on loss development.

7.	In 2005, you revised your estimate of loss adjustment expenses relating to use of outside legal counsel in defense of personal auto claims. Your current disclosure does not appear to adequately describe the actual factors or events that caused this change. Please provide the following information in disclosure-type format:

•	Explain the reasons for the decrease in expenditures to outside legal counsel, such as new policies for utilizing outside counsel, greater use of in house counsel or other specialized personnel, changes in litigation trends and new terms in your insurance contracts. Discuss whether you expect expenditures to outside legal counsel to remain at this lower level.

•	Correlate the decrease in 2005 legal expenses with the reduction in the ultimate expense amount and the change in the related reserve assumption.

•	Identify and describe in reasonable specificity the new events that occurred, the current trends observed or additional information acquired since the last reporting date that led to this change in estimate.

•	Explain your rationale for a change in estimate that does not correlate with the trends discussed.

•	Explain the changes in the underlying key assumptions and quantify the impact on loss reserves.

•	Ensure your disclosure clarifies the timing of your change in estimate, such as why recognition occurred in the periods that it did and was not required in earlier periods.

Response: The Company notes the Staff’s comment and provides the following disclosure regarding loss adjustment expenses relating to use of outside legal counsel:

Approximately $15 million (one third) of the positive development on the reserves established at December 31, 2004 relates to a reduction in the defense and cost containment loss adjustment expense reserves (D&CCE) described below for the California automobile insurance lines of business. The primary reason for this positive development relates to calendar year 2005 D&CCE payments which decreased unexpectedly by 12% as compared to calendar year 2004. To estimate the D&CCE reserves, the Company uses the paid loss development method, which analyzes historical D&CCE payment development to estimate ultimate D&CCE costs. When the D&CCE payments decreased, the Company’s estimate of ultimate costs also decreased, thereby creating the positive development.

D&CCE costs are primarily payments made to attorneys to defend BI liability lawsuits. The Company has experienced a decrease in the number of BI claims litigated, which has led to a reduction in the estimate for D&CCE reserves. It is difficult to quantify, with any degree of certainty, what exactly is causing the decrease in D&CCE payments. The Company believes that a change in the statute of limitations allowing claimants two years, rather than one year to file suit may have resulted in more claims being settled. This was effective for claims arising after January 1, 2003. The Company also recognizes that plaintiff’s attorney’s success in the courts may have declined while the cost to bring a suit has increased which has provided a disincentive to bring cases to trial. The Company is not certain whether this trend of less claims litigation will continue or not.

Results of Operations, page 41

8.	An objective of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow to facilitate investors’ determination of the likelihood that past performance is indicative of future performance. This disclosure should include a discussion of the major factors affecting operating results and known trends and uncertainties. In particular, we noted that your discussion of the loss ratio only refers to the impact of Florida hurricanes and prior year loss development, which does not appear to account for all of the loss ratio change, For each period presented, please provide an expanded discussion in disclosure-type format to more fully explain and quantify all of the key factors underlying changes in your loss ratio in addition to the Florida hurricanes and prior year loss development.

Response: The Company notes the Staff’s comment and provides the following expanded disclosure regarding the elements of the Company’s loss ratio:

The loss ratio (GAAP basis) in 2005 (loss and loss adjustment expenses related to premiums earned) was 65.4% compared to 62.6% in 2004. Losses from Florida hurricanes negatively impacted the 2005 and 2004 loss ratios by 1.0 percentage point and 0.9 of a percentage point, respectively. Positive development on prior accident years reduced the 2005 loss ratio by 1.6 percentage points compared to a 2.3 percentage point reduction in the 2004 loss ratio. Without the impact of Florida hurricanes or loss development, the loss ratios would have been 66.0% for 2005 and 64.0% for 2004, a 2.0 percentage point increase. Increases in California homeowner’s losses accounted for approximately 1.0 point of the difference between the 2004 and 2005 loss ratios. These losses were higher primarily due to increased claims caused by Santa Ana windstorms during the first quarter of 2005. Also contributing to the increase in the 2005 loss ratio is higher average auto repair costs due to increasing costs for automobile parts and labor.

Please direct any questions regarding the foregoing information to the undersigned at (323) 937-1060. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ THEODORE STALICK
Theodore Stalick
Chief Financial Officer

cc:	George Joseph
Gabriel Tirador
Nathan Bessin
Mercury General Corporation
Bradley R. Monahan
Summer Smith
KPMG LLP
Julian Kleindorfer, Esq.
Latham & Watkins, LLP
Joshua E. Little, Esq.
Durham, Jones & Pinegar, P.C.